Exhibit 99.1


FOR IMMEDIATE RELEASE:                                 CONTACT:
May 4, 2001 and Thereafter                             John N. Nelli
                                                       Chief Financial Officer
                                                       (919) 653-1265
                                                       jnelli@tangram.com


                      Tangram Enterprise Solutions Reports
                      First Quarter 2001 Financial Results

Cary, N.C. -- May 4, 2001 -- Tangram Enterprise Solutions, Inc. (NASDAQ:TESIC), a leading provider of enterprise asset management consulting services and software solutions, today announced operating results for the first quarter ended March 31, 2001. Product revenues for the first quarter increased 16% to $1.6 million, compared with product revenues of $1.4 million for the first quarter ended March 31, 2000. First quarter services revenues increased to $1.9 million, or 13%, compared with services revenues of $1.7 million for the first quarter ended March 31, 2000. Total revenues increased 15% to $3.6 million, compared with revenues of $3.1 million for the first quarter ended March 31, 2000. For the three months ended March 31, 2001, the company reported a net loss of $569,000, or $0.03 per share, down from a loss of $1.3 million, or $0.08 per share, for the comparable quarter in 2000.

According to Tangram's president and CEO, Norm Phelps, the first quarter of 2001 was significant to the company's strategic business evolution. "With the Q1 purchase of Wyzdom Solutions' asset management technology--which serves as the technological foundation for Enterprise Insight(TM), Tangram's asset management offering--Tangram has taken a giant step forward in capturing a leadership position in the lifecycle asset management market space. While our Q1 financial results do not reflect revenues from our new asset management business strategy, the results do include costs associated with the integration of the Wyzdom transaction, as well as the expense of preparing our new product and services offerings for 3rd quarter customer implementations. Through effective execution of our corporate strategy and a tight control of expenses, we intend to capitalize on the opportunities in the asset management market. We believe that, if properly executed, our strategy will allow us to achieve break-even performance in Q3 and a return to profitability in Q4 2001."

"In the face of wide-spread economic uncertainty, organizations are increasingly pressed to deliver higher levels of productivity with fewer and fewer resources. Tangram believes that our Enterprise Insight and Asset Insight(R) products, along with our customer-focused implementation and process engineering services, enable organizations to increase their asset efficiencies, maximize resource output, and realize cost savings. As such, Tangram believes that our strategy and offerings will position us to weather the current economic storm," said John
N. Nelli, Tangram's chief financial officer. "As a precaution, however, Tangram has implemented and will continue to enforce stringent cost containment measures. It is through these cost containment measures that we were able to realize a $270,000 reduction in operating expenses from

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the previous quarter,  while at the same time absorbing incremental purchase and integration costs related to the recent Wyzdom transaction."

2001 highlighted Tangram accomplishments include:

o Tangram purchases the lifecycle asset management technology of Wyzdom Solutions from Axial Technology Holding AG, providing the technological foundation for Tangram's asset management offering, Enterprise Insight.

o Tangram launches Enterprise Insight, the market's only fully Web-based lifecycle asset management solution. Coupled with Tangram's customer-driven phased implementation approach and a focus on business process engineering, Tangram brings to market a comprehensive solution package heralded by industry analysts as a one-of-a-kind solution and in tune with market demands.

o Tangram announces Asset Insight 4.0, which introduces anywhere, anytime asset reporting and administration via the Web as well as software usage monitoring and enhanced discovery of personal digital assistants
         (PDAs).

o Tangram announces a debt to equity conversion, whereby $3 million of convertible preferred securities were issued to Safeguard Scientifics at a conversion price of $2 per share--twice that of the then-traded price of the common stock--evidencing Safeguard's confidence and financial support of Tangram. Through this measure, Tangram successfully re-attained compliance with the Nasdaq net tangible asset requirement while decreasing the cost of capital by 150 basis points.

o Tangram receives notification from Nasdaq that, as a result of a proposed one-for-four reverse stock split, the company's common stock will continue to be listed on The Nasdaq SmallCap Market via a temporary exception from the $1.00 minimum bid price requirement. The new ticker symbol is TESIC.

This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (statements that are not historical facts and relate to future performance) that involve risks and uncertainties. These forward-looking statements, based upon information available to Tangram as of today's date, include statements about recently adopted strategies, including the launch into the asset management market space and financial growth expectations that are subject to risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statements based on a number of factors, including Tangram's ability to integrate its business with the subject Wyzdom assets as well as unanticipated bugs or other technical problems that arise during quality assurance and testing that may delay the release of Enterprise Insight. There can be no assurance that the anticipated benefits relating to Tangram's purchase of the Wyzdom lifecycle asset management suite of products will be realized, and there can be no assurance that Tangram will be able to succeed or capitalize upon the opportunities in the asset management market. Additionally, there can be no assurance that Tangram will succeed in raising the bid price of its common stock or that The Nasdaq SmallCap Market would not delist Tangram's common stock for other reasons in the future. Furthermore, Tangram believes that there can be no assurance that the market price of the common stock after approval of the reverse split will be equal to the market price before the reverse split multiplied by the split number, or that the market price following the reverse split will either exceed or remain in excess of the current market price. Other risk factors include Tangram's reliance on key personnel to guide these efforts; competitive forces in the labor markets in which Tangram participates; general stock

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market and economic  conditions;  and other risks  identified  in Tangram's  SEC filings, including its Form 10-K for the year ended December 31, 2000 and subsequent filings with the SEC. Tangram assumes no obligation to update any of these statements and these statements are not guarantees of Tangram.


About Tangram (www.tangram.com)

Headquartered in Cary, N.C., Tangram Enterprise Solutions, Inc. is a leading provider of IT asset management solutions for large and midsize organizations across all industries, in both domestic and international markets. Tangram's core business strategy and operating philosophy center on delivering world-class customer care, creating a more personal and productive IT asset management experience through a phased solution implementation, providing tailored solutions that support evolving customer needs, and maintaining a leading-edge technical position. To date, Tangram's solutions have been installed on more than 2 million workstations and servers at more than 200 customer sites throughout the world. Tangram is a partner company of Safeguard Scientifics, Inc. (www.safeguard.com) (NYSE: SFE), a leader in identifying, developing, and operating premier technology companies in the Internet infrastructure market with a focus on three sectors: software, communications, and eServices.


                                    - MORE -

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TANGRAM ENTERPRISE SOLUTIONS REPORTS FIRST QUARTER 2001
FINANCIAL RESULTS


                            Statements of Operations
                    (in thousands, except per share amounts)


                                      Three months ended March 31
                                            2001        2000
                                          --------   -------
Revenues:
   Licenses and Product                $  1,623   $    1,395
   Services                                1,942       1,716
                                       ---------  ----------
Total revenues                             3,565       3,111
Cost of revenues                             868       1,076
                                       ---------  ----------

 Gross profit                              2,697       2,035

Operating expenses:
   Sales and marketing                     1,613       1,585
   General and administrative                693         976
   Research and development                  882         803
                                       ---------  ----------
Total operating expenses                   3,188       3,364
                                       ---------  ----------

Loss from operations                        (491)     (1,329)

Other expense                                (78)         (5)
                                      ----------  ----------

Loss before income taxes                    (569)     (1,334)
Provision for income taxes                     0           0
                                      ----------  ----------

Net loss                               $    (569) $   (1,334)
                                      ==========  ==========

Loss per common share:
      Basic and diluted                $   (0.03) $    (0.08)
                                      ==========  ==========


Weighted average number of
    common shares outstanding:
      Basic and diluted**                 17,406      16,108
                                     ===========  ==========



     **Weighted average number of common shares outstanding on a diluted basis for the three-month period ended March 31, 2001 and 2000 does not include common stock equivalents because the effect of inclusion of the exercise of stock options would be to reduce the loss per common share.

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